February 24, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Erin Purnell

Re:	Arrival Group

Amendment No. 2 to Registration Statement on Form F-4

Filed February 16, 2021

File No. 333-251339

Dear Ms. Purnell:

On behalf of Arrival Group (the “Company”), reference is made to the letter dated February 22, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”).

In response to our telephonic conversation with the Staff on February 23, 2021, and in an effort to preview with the Staff our proposed response to comment #3 of the Comment Letter, please see below for the Company’s proposed response to comment #3, as well as proposed revisions to be made to the Registration Statement in connection thereto.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s proposed response thereto. Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4

Exhibit 8.1, page II-2

3.

We note that that you have filed a short-form tax opinion as exhibit 8.1 and that the tax disclosure in the prospectus will serve as the tax opinion. We therefore note your disclosure on page 139 that there can be no assurance that the merger will qualify as a reorganization under Section 368(a) of the Code. Please revise your disclosure here to more clearly state counsel’s tax opinion as to whether the transaction will qualify as under section 368. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B. and C. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Registration Statement has been revised at pages 141 and 142 to clarify that an exchange by a U.S. holder of CIIG common stock for Holdco Ordinary Shares pursuant to the Merger should qualify as an exchange described in Section 351(a) of the Code. Counsel is unable to provide a “will” opinion in this regard for the reasons described in the amended Registration Statement. Furthermore, the revisions at pages

141 and 142, and a new Q&A and risk factor have been added to the Registration Statement at pages 14 and 85 clarify that it is possible that, in addition to qualifying as an exchange described in Section 351(a) of the Code, the Merger may also qualify as a “reorganization” described in Section 368 of the Code. In general, the qualification of the Merger as a reorganization is not significant to common shareholders who can achieve tax-free treatment on the exchange of their shares for shares of the resulting company under Section 351(a) of the Code, but is relevant to holders who exchange their warrants (and shares, if any) for warrants (and shares, if any) of the resulting company. However, as described in the amended Registration Statement, due to factual uncertainty and a lack of clarity in legal authorities, it is not possible for counsel to provide an opinion with respect to the Merger’s qualification as a reorganization under Section 368 of the Code.

For ease of reference, and in response to our telephonic conversation with the Staff on February 23, 2021, our proposed revisions to the Registration Statement to address this comment are attached hereto as Annex A.

* * * * *

Please do not hesitate to contact the undersigned at 954.768.8232, with any questions or comments regarding any of the foregoing.

Very truly yours,

Laurie Green

cc:	Daniel Chin, Arrival Alan Annex, Flora Perez, Greenberg Traurig, P.A.
F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Merger Corp.
Alice Hsu, Akin Gump Strauss Hauer & Feld LLP